UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2004

Commission file number 1-7850

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

SOUTHWEST GAS CORPORATION EMPLOYEES’ INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principle executive office:

SOUTHWEST GAS CORPORATION

5241 Spring Mountain Road, Post Office Box 98510

Las Vegas, Nevada 89193-8510

(702) 876-7237

FINANCIAL STATEMENTS AND EXHIBITS.

Listed below are all financial statements and exhibits filed as part of this annual report:

(a)

Financial statements, including statements of net assets available for benefits as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004 and notes to financial statements, together with the report thereon of PricewaterhouseCoopers LLP, independent registered public accounting firm.

(b)

Supplemental Schedule: Schedule H, Line 4i - Schedule of Assets (Held at End of Year). All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and not included herein have been omitted because they are not applicable.

(c)	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Southwest Gas Corporation Benefits Committee have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

SOUTHWEST GAS CORPORATION

EMPLOYEES’ INVESTMENT PLAN

By	/s/ George C. Biehl
George C. Biehl
Executive Vice President,
Chief Financial Officer and
Corporate Secretary
Southwest Gas Corporation

Dated: June 22, 2005

SOUTHWEST GAS CORPORATION

EMPLOYEES’ INVESTMENT PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

AS OF DECEMBER 31, 2004 AND 2003 AND

FOR THE YEAR ENDED DECEMBER 31, 2004

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Southwest Gas Corporation Employees’ Investment Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Southwest Gas Corporation Employees’ Investment Plan (the “Plan”) at December 31, 2004 and December 31, 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Los Angeles, California

June 22, 2005

SOUTHWEST GAS CORPORATION
EMPLOYEES' INVESTMENT PLAN

Statements of Net Assets Available for Benefits

	December 31,
	2004	2003

Assets:
Investments (see Note 2)	$ 216,586,189	$ 186,857,294
Receivable from employer	45,959	-
Total assets	216,632,148	186,857,294

Net assets available for benefits	$ 216,632,148	$ 186,857,294

The accompanying notes are an integral part of these statements.

SOUTHWEST GAS CORPORATION

EMPLOYEES' INVESTMENT PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31,
2004
Additions:
Additions to net assets attributed to:
Investment income
Net appreciation in fair value of investments (see Note 2)	$ 20,122,558
Interest and dividends	5,084,225
25,206,783
Less investment expenses	24,643
25,182,140

Contributions:
Participant	10,907,189
Employer	3,454,587
14,361,776
Net additions	39,543,916

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	9,769,062
Net deductions	9,769,062

Net increase	29,774,854

Net assets available for benefits:
Beginning of year	186,857,294
End of year	$ 216,632,148

The accompanying notes are an integral part of these statements.

SOUTHWEST GAS CORPORATION

EMPLOYEES’ INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

(1) Description of Plan

The following description of the Southwest Gas Corporation Employees’ Investment Plan (the “Plan”), as amended, provides general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a voluntary defined contribution plan covering all employees of Southwest Gas Corporation (the “Company”). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan’s assets invested in Company stock (consisting of (i) Company matching contributions and (ii) participant deferrals) are designated as an Employee Stock Ownership Plan (“ESOP”).

The ESOP invests primarily in qualifying employer securities. The non-ESOP portion of the Plan is a profit-sharing plan that is qualified under Code Sections 401(a) and 401(k). The ESOP portion of the Plan is a stock bonus plan and an employee stock ownership plan that is qualified under Code Sections 401(a) and 4975(e)(7) and described in ERISA Section 407(d)(6). The profit-sharing plan and the ESOP together are a single plan under Treasury Regulation Section 1.414(1)-1(b)(1). The Plan satisfies the requirements of ERISA and the trust fund maintained under the Plan is tax-exempt under Code Section 501(a).

Contributions

Participants may contribute up to 60 percent of their annual wages before bonuses and overtime. However, contributions may not exceed amounts promulgated by the Internal Revenue Code. The Company contributes to the Plan an amount equal to 50 percent of a participant’s contribution. The Company’s maximum contribution is three percent of a participant’s annual compensation before bonuses and overtime.

Participants Accounts

Each participant account is credited with the participant’s contribution and the portion contributed by the Company. The portion contributed by the participant is invested in the various funds according to the direction of the participant. The Company contributions are invested in the Southwest Gas Stock Fund. Upon attaining age 50, participants may elect the investment funds in which the present balance of Company contributions, as well as future Company matching contributions, will be invested.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the contributions made by the Company and in the earnings thereon is based on years of continuous service as follows:

Vested
Years of Service	Percentage

One but less than two	20
Two but less than three	40
Three but less than four	60
Four but less than five	80
Five and over	100

In the event of death, retirement, or total disability of a participant, Company contributions become fully vested irrespective of the years of service at the date of termination. Forfeitures as a result of a participant’s termination prior to vesting are reallocated to the remaining participants on a quarterly basis based on the employer contribution ratio. For the year ended December 31, 2004, forfeitures reallocated to participants were approximately $44,000.

SOUTHWEST GAS CORPORATION

EMPLOYEES’ INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

Participant Loans

The Plan provides that participants may borrow against the balances in their accounts, subject to certain limitations specified in the Plan. Funds for loans are obtained through the liquidation of participants’ investment accounts. Payments on the loans include interest at a rate that approximates the prime rate, plus two percent. At December 31, 2004, outstanding loans had annual interest rates ranging from 6.00 percent to 11.50 percent. Principal and interest payments on a participant’s loan will be credited to the participant’s investment accounts in the same ratio as ongoing contributions. The maximum repayment period for participant loans is five years.

Payment of Benefits

If a participant terminates employment with the Company as a result of retirement, death, or permanent and total disability, such participant or designated beneficiary in the case of death, will be entitled to receive an amount equal to the value of his account at the end of the month immediately following termination of employment. Distributions from the Southwest Gas Stock Fund will be made in the Company’s common stock plus cash in lieu of fractional shares. A participant may apply to the Plan Committee to request a single lump sum payment in cash of the value of the Company’s common stock otherwise distributable to the participant. Distributions from other funds will be made in a single lump sum cash payment.

Distributions under the Plan will begin as soon as practicable, but not later than April 1 following the end of the Plan year in which the participant attains age 70-1/2 or terminates employment, if later. No distribution in excess of $5,000 will be made to employees at the time of termination of employment without the participant’s consent. A participant who is terminated and does not elect to take a distribution will continue to receive his share of investment income on all vested portions of his accounts until electing to receive distributions from the Plan. All distributions to beneficiaries of a participant must be made within five years after the participant’s death.

Plan Expenses

Plan-related expenses and any other costs of administering the Plan will be paid with funds from the Plan unless paid by the Company at its discretion. The Company paid all Plan expenses, except loan origination and maintenance fees, during 2004. Loan origination and maintenance fees paid by Plan participants for the year ended December 31, 2004 were $24,643.

Plan Administration

Fidelity Management Trust Company acts as the trustee and Fidelity Investment Institutional Operations Company, Inc. performs all recordkeeping of the Plan.

(2) Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting. Certain reclassifications have been made to the prior year’s financial information to present it on a basis comparable with the current year’s presentation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

SOUTHWEST GAS CORPORATION

EMPLOYEES’ INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

Investment Valuation

All investments of the Plan are stated at quoted market value as of the date of the statement. The Plan provides for investments in various investment securities including common stock of the Company. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities and the amount invested in the Company’s common stock, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for benefits. Loans to participants are valued at their outstanding principal amount.

(3) Investments

Investments representing five percent or more of Plan net assets are:

	December 31,
	2004	2003
Southwest Gas Corporation Common Stock
(2,712,592 and 2,738,775 shares, respectively)	$ 68,899,837	$ 61,485,499
Fidelity Contrafund
(959,755 and 938,213 shares, respectively)	54,456,470	46,300,798
Fidelity Low-Priced Stock Fund
(451,834 and 353,604 shares, respectively)	18,186,338	12,369,065
Vanguard Index 500 Fund Admiral Class
(108,581 and 108,469 shares, respectively)	12,121,968	11,137,645
Fidelity Money Market Trust: Retirement Money Market Portfolio
(11,604,143 and 11,005,053 shares, respectively)	11,604,143	11,005,053
Fidelity Growth & Income Portfolio
(321,846 and 301,607 shares, respectively)	12,297,726	10,746,242

During 2004, Plan investments (including gains and losses on investments bought and sold as well as held during the year) appreciated in value by $20,122,558 as follows:

Common stock	$ 8,167,764
Mutual funds	11,954,794
$ 20,122,558

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

SOUTHWEST GAS CORPORATION

EMPLOYEES’ INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

(4) Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31,
	2004	2003
Net Assets:
Common stock	$ 40,191,068	$ 34,536,529
	$ 40,191,068	$ 34,536,529

	December 31,
	2004
Changes in Net Assets:
Contributions	$ 2,893,467
Dividends	1,262,922
Net appreciation	4,547,286
Benefits paid to participants	(1,787,878)
Net transfers to participant-directed investments	(1,261,258)
	$ 5,654,539

(5) Fund Descriptions

Employees can invest their contributions in any combination of the available investment options in whole percentage increments starting at one percent. Participants can change the allocation of their ongoing contributions as often as they like in whole percentage increments starting at one percent and can transfer amounts they previously contributed to other funds. Descriptions of the Plan funds are as follows:

Southwest Gas Stock Fund

Contributions are invested in Southwest Gas Corporation common stock.

Vanguard Index 500 Fund Admiral Class

Contributions are invested in the Vanguard Index 500 Portfolio which invests in all or substantially all 500 stocks in the Standard & Poor’s 500 Stock Composite Index (“S&P 500”) in approximately the same proportion as they are represented in the S&P 500.

Vanguard World International Growth Fund Admiral Class

Contributions are invested in the Vanguard World International Growth Portfolio which invests in a broadly diversified array of non-U.S. equity securities, primarily common stocks of high-quality, seasoned companies with records of good growth.

Fidelity Contrafund

Contributions are invested in the Fidelity Contrafund which seeks capital growth by investing primarily in equity securities which the management of the fund considers to have better than average prospects for appreciation in value due to the undervalued or out-of-favor position of the securities.

Fidelity Growth & Income Portfolio

Contributions are invested in the Fidelity Growth & Income Portfolio which seeks a high total return through a combination of current income and capital appreciation by investing mainly in equity securities of companies that pay current dividends and offer potential growth of earnings.

SOUTHWEST GAS CORPORATION

EMPLOYEES’ INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

Fidelity Asset Manager: Growth Fund

Contributions are invested in the Fidelity Asset Manager: Growth Fund which seeks to maximize total return over the long term by allocating its assets among stocks, bonds, and short-term instruments and other investments.

Fidelity Low-Priced Stock Fund

Contributions are invested in the Fidelity Low-Priced Stock Fund which seeks long-term capital appreciation by investing primarily in low-priced stocks in small and medium-sized companies which may be undervalued and offer the potential for growth.

Fidelity Money Market Trust: Retirement Money Market Portfolio

Contributions are invested in the Fidelity Money Market Trust: Retirement Money Market Portfolio Fund which seeks as high a level of current income as is consistent with the preservation of principal and liquidity by investing in U.S. dollar-denominated money market securities and repurchase agreements for those securities.

Fidelity Freedom 2000 Fund

Contributions are invested approximately 22% in Fidelity stock mutual funds, 39% in Fidelity bond mutual funds, and 39% in Fidelity money market mutual funds with the goal of providing high total returns for investors expected to have retired around the year 2000. The mix of underlying funds will gradually become more conservative over time.

Fidelity Freedom 2010 Fund

Contributions are invested approximately 45% in Fidelity stock mutual funds, 45% in Fidelity bond mutual funds, and 10% in Fidelity money market mutual funds with the goal of providing high total returns for those planning to retire around 2010. The mix of underlying funds will gradually become more conservative over time.

Fidelity Freedom 2020 Fund

Contributions are invested approximately 69% in Fidelity stock mutual funds and 31% in Fidelity bond mutual funds with the goal of providing high total returns for those planning to retire around 2020. The mix of underlying funds will gradually become more conservative over time.

Fidelity Freedom 2030 Fund

Contributions are invested approximately 82% in Fidelity stock mutual funds and 18% in Fidelity bond mutual funds with the goal of providing high total returns for those planning to retire around 2030. The mix of underlying funds will gradually become more conservative over time.

Fidelity Freedom 2040 Fund

Contributions are invested approximately 87% in Fidelity stock mutual funds and 13% in Fidelity bond mutual funds with the goal of providing high total returns for those planning to retire around 2040. The mix of underlying funds will gradually become more conservative over time.

Fidelity Freedom Income Fund

Contributions are invested approximately 20% in Fidelity stock mutual funds, 40% in Fidelity bond mutual funds, and 40% in Fidelity money market mutual funds with the goal of providing high current income and, as a secondary objective, some capital appreciation for those already in retirement.

Fidelity U.S. Bond Index Fund

Contributions are normally at least 80% invested in bonds included in the Lehman Brothers Aggregate Bond Index (“Lehman”) with the goal of providing investment results that correspond to the total return of the bonds in Lehman.

Brown Capital Management Small Company Fund

Contributions are invested primarily in the equity securities of those companies with total operating revenues of $250 million or less at the time of initial investment with the goal of providing long-term capital growth.

SOUTHWEST GAS CORPORATION

EMPLOYEES’ INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

Lord Abbett Small Cap Value Fund

Contributions are normally at least 80% invested in equity securities of small companies, plus the amount of any borrowings for investment purposes, with the objective of providing long-term capital appreciation.

Participant Loans

These funds are the result of loans to participants in the Plan (see Note 1).

(6) Related-Party Transactions

Since the Company’s common stock is an investment held by the Plan, investments in this common stock represented transactions with parties-in-interest. Certain other plan investments are short-term deposits and investments, and shares of mutual funds managed by Fidelity Management Trust Company, the Trustee as defined by the Plan. These certain plan investments qualify as parties-in-interest transactions for which a statutory exemption exists. The following represents investments held by related parties:

December 31,	2004	2003
Southwest Gas Corporation	$ 68,899,837	$ 61,485,499
Fidelity Management Trust Company	122,875,903	103,931,014
	$ 191,775,740	$ 165,416,513

(7) Plan Termination

Although the Company expects to continue the Plan indefinitely, it reserves the right to amend or terminate the Plan at any time. Upon termination, partial termination, or complete discontinuance of contributions to the Plan, Company contributions will become fully vested.

(8) Federal Income Taxes

In April 2003, the Company received a favorable determination letter from the IRS stating that the Plan, amended and restated effective October 1, 2001, qualifies for deferred tax treatment of contributions under Section 401(k) of the Internal Revenue Code (“IRC”). Although the Plan has been amended since October 1, 2001, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

			SCHEDULE I
SOUTHWEST GAS CORPORATION
EMPLOYEES’ INVESTMENT PLAN

E.I.N. 88-0085720

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AT DECEMBER 31, 2004

	Number of		Fair Market
	Shares	Cost	Value
Southwest Gas Corporation Common Stock*	2,712,592	$ 54,341,539	$ 68,899,837

Brown Capital Management Small Company Fund	81,489		2,428,375

Fidelity Asset Manager: Growth Fund*	662,127		9,812,719

Fidelity Contrafund*	959,755		54,456,470

Fidelity Freedom 2000 Fund*	73,581		888,861

Fidelity Freedom 2010 Fund*	237,984		3,241,342

Fidelity Freedom 2020 Fund*	117,247		1,636,762

Fidelity Freedom 2030 Fund*	39,366		554,276

Fidelity Freedom 2040 Fund*	28,930		239,255

Fidelity Freedom Income Fund*	37,018		417,190

Fidelity Growth & Income Portfolio*	321,846		12,297,726

Fidelity Low-Priced Stock Fund*	451,834		18,186,338

Fidelity Money Market Trust: Retirement Money Market Portfolio*	11,604,143		11,604,143

Fidelity U.S. Bond Index Fund*	778,275		8,669,984

Fidelity U.S. Government Reserve*	753		753

Vanguard Index 500 Fund Admiral Class	108,581		12,121,968

Vanguard World International Growth Fund Admiral Class	53,422		3,203,697

Lord Abbett Small Cap Value Fund	30,591		868,485

Temporary Cash Investments*	870,084		870,084
			210,398,265

Participant Loans (with interest ranging from 6.00% to 11.50%)			6,187,924
			$ 216,586,189

* A party-in-interest for which a statutory exemption exists.

EXHIBIT 23

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-111034) of Southwest Gas Corporation of our report dated June 22, 2005 relating to the financial statements of Southwest Gas Corporation Employees’ Investment Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Los Angeles, California

June 22, 2005